UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-8A
NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940
The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:
Name: John Hancock Exchange-Traded Fund Trust
Address of Principal Business Office (No. & Street, City, State, Zip Code):
601 Congress Street
Boston, MA 02210-2805
Telephone Number (including area code):
(617) 663-3000
Name and Address of Agent for Service of Process:
Thomas M. Kinzler, Esq.
601 Congress Street
Boston, MA 02210-2805
With Copies of Notices and Communications to:
Christopher P. Harvey, Esq.
Dechert LLP
200 Clarendon Street, 27th Floor
Boston, MA 02116-5021
Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES ☑ NO ☐

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SIGNATURES
SIGNATURES
Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Boston and the Commonwealth of Massachusetts on the 9th day of August, 2012.

JOHN HANCOCK EXCHANGE-TRADED FUND TRUST

/s/ Andrew G. Arnott

By:	Andrew G. Arnott
as Trustee not individually

Attest:	/s/ Thomas M. Kinzler

Thomas M. Kinzler
as Trustee not individually